Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Industries Holdings, Inc.; OCI N.V.

SEC File No.: 001-32597

Date: November 4, 2015

4 Parkway North, Suite 400
Deerfield, IL 60015
Contact:	Dan Aldridge, Director of Investor Relations
847-405-2530 - daldridge@cfindustries.com

CF Industries Holdings, Inc. Reports Third Quarter

Net Earnings of $91 Million and Reported EBITDA of $256 Million

Strategic Transformation is On-Track to Expand Production Capacity by 65 Percent

OCI Deal Receives U.S. Antitrust Clearance

New Donaldsonville Urea Plant Mechanically Complete; Commissioning Process Has Begun

DEERFIELD, IL—November 4, 2015—CF Industries Holdings, Inc. (NYSE: CF), a global leader in nitrogen fertilizer manufacturing and distribution, today announced results for its fiscal third quarter ended September 30, 2015.

Third Quarter Highlights

Operations

•             New record-best 12-month safety incident rate of 0.80

•             Reported EBITDA(1) of $256 million

•             Net earnings of $91 million or $0.39 per diluted share

•             Repurchased 358,000 shares during the third quarter; 233 million shares outstanding

•             Completed a 106-day turnaround and refurbishment of the Woodward, Oklahoma, facility, of which 75 days were in the third quarter

•             Entered into long-term natural gas hedges for the 2016 through 2018 period

•             Separated Ammonium Nitrate from Other segment to form a new reportable segment

Strategic

•             The company entered into an agreement to combine with OCI N.V.’s (OCI) European, North American and global distribution businesses. Subsequent to the end of the quarter, the company announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976

•             New urea plant at Donaldsonville, LA is mechanically complete and in the process of being commissioned

•             Entered into an agreement with CHS Inc. (CHS) for their purchase of a minority equity position in CF Industries Nitrogen, LLC, a wholly-owned subsidiary of CF Industries Holdings, Inc., and also entered into a long-term supply agreement

•             Completed the acquisition of the remaining 50 percent interest in GrowHow UK Limited (GrowHow) from Yara International ASA on July 31, 2015

•             Capacity expansions: Continued progress at both facilities; total capital cost forecast to increase approximately 10 percent from the previous $4.2 billion projection

•             Completed private placement of $1.0 billion in debt financing

Year to Date Highlights

•             Reported EBITDA(1) of $1.41 billion

•             Net earnings of $673 million or $2.84 per diluted share

•             Repurchased 8.9 million shares during 2015

(1)        Earnings Before Interest, Taxes, Depreciation and Amortization. See reconciliation of EBITDA in the table accompanying this release.

Overview of Results

CF Industries Holdings, Inc., today announced third quarter 2015 reported EBITDA of $256 million and net earnings attributable to common stockholders of $91 million, or $0.39 per diluted share.  These results compare to third quarter 2014 EBITDA of $338 million and net earnings attributable to common stockholders of $131 million, or $0.52 per diluted share.  Certain items impacting the company’s pre-tax income and after-tax earnings per diluted share for the third quarter are highlighted below:

	Three months ended September 30, 2015		Three months ended September 30, 2014
	Pre-tax Impact	After-tax EPS Impact	Pre-tax Impact	After-tax EPS Impact
	(in millions, except per share amounts)
Loss (gain) on mark-to-market - natural gas	$125.9	$0.34	$(12.1)	$(0.03)
Loss on foreign currency derivatives	0.2	—	27.2	0.07
Expansion project expenses	14.9	0.04	6.8	0.02
Transaction costs	37.4	0.10	—	—
Gain on re-measurement of GrowHow investment	(94.4)	(0.40)	—	—
Financing costs related to bridge loan commitment fee(2)	5.9	0.02	—	—
Pension settlement charge	—	—	3.4	0.01
Loss/expense sub-total	$89.9	$0.10	$25.3	$0.07

(2) Not included in the calculation of EBITDA.

First nine months 2015 EBITDA was $1.41 billion and net earnings attributable to common stockholders was $673 million, or $2.84 per diluted share, compared to EBITDA of $2.21 billion and net earnings attributable to common stockholders of $1.15 billion, or $4.43 per diluted share, for the comparable period in 2014. Certain items impacting the company’s pre-tax income and after-tax earnings per diluted share for the first nine months of the year are highlighted below:

	Nine months ended September 30, 2015		Nine months ended September 30, 2014
	Pre-tax Impact	After-tax EPS Impact	Pre-tax Impact	After-tax EPS Impact
	(in millions, except per share amounts)
Loss on mark-to-market - natural gas	$78.8	$0.21	$39.1	$0.10
Loss on foreign currency derivatives	18.9	0.05	27.4	0.07
Expansion project expenses	36.6	0.10	21.9	0.05
Loss on sale of equity method investments	42.8	0.13	—	—
Transaction costs	37.4	0.10	—	—
Gain on re-measurement of GrowHow investment	(94.4)	(0.40)	—	—
Financing costs related to bridge loan commitment fee(2)	5.9	0.02	—	—
Pension settlement charge	—	—	3.4	0.01
Gain on sale of phosphate business	—	—	(747.1)	(1.77)
Loss/expense/(gain/income) sub-total	$126.0	$0.21	$(655.3)	$(1.54)

(2) Not included in the calculation of EBITDA.

Nitrogen product segments(3) net sales increased in the third quarter of 2015 to $927.4 million from $921.4 million in the same period last year. The increase was primarily due to the impact of the GrowHow acquisition which accounted for approximately $84 million in incremental sales revenue in the third quarter of 2015 when compared to 2014. A higher volume of exports and domestic spot sales of ammonia as well as growth in the Other segment helped to partially offset lower average realized prices across the ammonia, UAN, granular urea, and AN segments.

Between June 19, 2015, and October 19, 2015, the company completed an extensive turnaround and refurbishment of its Woodward, Oklahoma, nitrogen facility. The facility was out of service for approximately 106 days, of which 75 days were in the third quarter.  This impacted the company’s third quarter year-over-year production results by approximately 198,000 product tons, of which, based on the typical product mix for the Woodward facility, approximately 173,000 tons would have been UAN, 20,000 tons would have been merchant ammonia, and 5,000 tons would have been DEF. In addition, the facility incurred $17 million of fixed cost absorption. These costs would normally be inventoried and appear in cost of sales; however, they were immediately expensed due to lack of production during the time period when the plant was not fully operational. The facility returned to full production rates in mid-October.

Cost of sales increased 23 percent in the third quarter of 2015 compared to the third quarter of 2014 due primarily to the unrealized mark to market loss on the company’s natural gas hedges for the 2015 through 2018 periods. This was partially offset by lower realized natural gas costs.

In the third quarter of 2015, the average realized cost of natural gas purchased by the company in North America was $2.77 per MMBtu, a 37 percent decline year-over-year.  The average realized cost of natural gas purchased by the company in the United Kingdom in the third quarter of 2015, following the July 31, 2015 acquisition of GrowHow, was $6.43 per MMBtu.  The overall average realized cost of natural gas purchased by the company in the third quarter of 2015 was $3.07 per MMBtu.

During the third quarter, the company did not enter into additional hedges for the balance of 2015, but added to existing hedges for 2016 and 2017 in addition to initiating hedges for 2018. Please reference the gas table in the appendix for further detail on the company’s natural gas hedged positions.

Over the last 12 months, natural gas prices have declined and there has been a great deal of volatility in the company’s unrealized mark-to-market gains and losses given the size of its natural gas hedged positions.

(3)   The company’s nitrogen product segments consist of the ammonia, granular urea, UAN, AN and Other segments as described in this release.

Transformational Strategic Initiatives

During the last several months, CF Industries has announced several significant strategic steps:

•                  On July 31, 2015, the company closed the transaction that made GrowHow, a wholly-owned subsidiary.

•                  On August 6, 2015, the company announced that it had entered into a definitive agreement under which it will combine with OCI’s European, North American and global distribution businesses. On November 3, 2015 the company announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) in connection with this combination. Expiration of the waiting period under the HSR Act satisfies one of the conditions necessary for the combination. The proposed transaction remains subject to approval by the shareholders of CF and OCI, as well as other customary closing conditions. The transaction is expected to close in mid-2016.

•                  On August 12, 2015, the company announced that it has agreed to enter into a strategic venture with CHS. CHS will make a $2.8 billion equity investment in CF Industries Nitrogen, LLC, a wholly-owned subsidiary of CF Holdings. The company and CHS also entered into a long-term supply agreement. The deal is expected to close February 1, 2016.

“These transactions, along with significant progress on our capacity expansions, will solidify CF’s position as the world’s leading nitrogen producer with an unmatched tangible growth profile,” said Tony Will, president and chief executive officer, CF Industries Holdings, Inc.

Business Environment and Outlook

In the third quarter, the global nitrogen market continued to be supply-driven, with significant availability of internationally-sourced product and lower global demand pressuring prices.

During the third quarter the Chinese government announced reimplementation of a 13 percent value-added tax on fertilizers, and announced it would let the yuan devalue.  Along with a decrease in coal prices, the net impact of these items was to lower Chinese urea costs of production by approximately $10 to $15 per ton. Along with lower ocean freight costs, the costs of urea for the marginal Chinese producer (i.e. anthracite coal-based) are now estimated in the $250 to $285 range per ton delivered to the U.S. Gulf.

Chinese supply remains steady, but recently lower prices have reduced export volumes.  When compared to the previous year, CF Industries projects that the rate of Chinese exports for the remainder of the year will slow with the decline in urea prices, resulting in 2015 exports at an estimated 12 million metric tonnes, compared to 13.6 million metric tonnes in 2014.  This decline has also been evidenced in the last three India urea tenders which saw lower Chinese producer participation. This was caused by India looking for prices less than the marginal cost of most Chinese anthracite coal-based producers.  There have also been recent industry reports about curtailments at several Chinese factories.

The Brazilian real continued to weaken during the third quarter to levels not seen in the history of the currency, impacting importers throughout 2015 with Brazilian urea imports down 38 percent year-over-year. Additionally, the devaluation of the currency impacted the ability of Brazilian importers and distributors to purchase new products or to repay debts denominated in U.S. dollars.

In the U.S., farmers focused on the fall harvest during the third quarter, and the industry experienced the slow demand that is typical this time of the year as manufacturers build inventories in anticipation of the fall ammonia application and spring fertilizer seasons.

North American natural gas continues to provide the company a substantial cost advantage compared to other global producers. Despite the decreased rig count, gas production continued at record levels during the third quarter, mainly due to growth in natural gas production from Marcellus/Utica shale offsetting declines experienced elsewhere in North America. The natural gas storage balance increased steadily above the five-year average throughout the third quarter due to strong production and a relatively normal summer cooling season. Experts are calling for a record storage balance near 4.0 TCF at the end of the injection season, which is likely to occur later than normal due to a mild November weather forecast for North America.

Nitrogen capacity is expanding in low cost regions with additional capacity coming on-line this year and in 2016. Beginning in 2017, there are fewer projects starting up that will add capacity to the global system.

Historically, global nitrogen demand has grown steadily at about 2 percent per year. This demand growth drives a need for approximately four to five new ammonia/urea complexes each year.

North American ammonia demand for the fourth quarter of 2015 is projected to increase about 15 percent as compared to the fourth quarter of 2014, which experienced a weak demand due to wet and cold weather. Urea and UAN demand is projected to be in-line with 2014.

In North America, nitrogen fertilizer demand is expected to be approximately 1.2 percent higher in 2016 than in 2015. Current returns for the 2016 crop, based on new crop futures, favor corn plantings. As a result, CF now expects 2016 corn planting to be approximately 90.5 million acres, which is 2.1 million acres higher than the current year.

CF Industries entered the fourth quarter with a solid order book for ammonia and UAN, supporting an expectation of 2016 fertilizer demand slightly ahead of 2015 levels.

Capital Deployment Activities

During the third quarter, CF Industries continued to invest capital to grow the business and increase total shareholder return.

Share Repurchases

In the third quarter, the company repurchased 358,000 shares for approximately $22.5 million, bringing shares outstanding down to 233 million as of September 30, 2015. Including shares repurchased during the first two quarters, this brings the company’s year-to-date share repurchases to 8.9 million shares for approximately $527 million.

Capacity Expansion Projects Update

The company’s capacity expansion projects at Donaldsonville, Louisiana, and Port Neal, Iowa, continued to make progress during the quarter.

The urea plant at Donaldsonville, Louisiana is mechanically complete and the commissioning process has begun.  The UAN plant is on track to start up late in the fourth quarter of 2015 with the ammonia plant to follow in early 2016. The ammonia and urea plants at Port Neal continue to be on schedule for start-up in mid-2016. The total capital cost forecast for the projects is approximately 10 percent higher than the previous $4.2 billion projection. The increases are mainly attributable to additional quantities of concrete, steel and piping needed, and the associated labor. Including these increases, the projects are still expected to generate unlevered, after tax returns in the mid-teens, well above our cost of capital.

For the full year 2015, the company expects total cash capital expenditures of approximately $2.6 billion. This consists of approximately $2.0 billion for the capacity expansion projects and approximately $600 million of sustaining and other capital expenditures.

Consolidated Results

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions, except as noted)
Net sales	$927.4	$921.4	$3,192.5	$3,526.7
Cost of sales	762.4	620.3	1,925.8	2,192.5
Gross margin	$165.0	$301.1	$1,266.7	$1,334.2

Gross margin percentage	17.8%	32.7%	39.7%	37.8%

EBITDA	$256.3	$338.3	$1,411.9	$2,211.0

Net earnings attributable to common stockholders	$90.9	$130.9	$673.4	$1,152.0

Diluted earnings per share(1)	$0.39	$0.52	$2.84	$4.43

Tons of product sold (000s):
Nitrogen product segments	3,213	2,947	9,736	9,755
Phosphate segment	—	—	—	487
Total tons of product sold	3,213	2,947	9,736	10,242

Cost of natural gas:
Purchased natural gas costs (per MMBtu)(2)	$3.02	$4.05	$2.86	$4.65
Realized derivatives loss (gain) (per MMBtu)(3)	0.05	0.34	0.21	(0.34)
Cost of natural gas (per MMBtu)	$3.07	$4.39	$3.07	$4.31

Average daily market price of natural gas
Henry Hub (per MMBtu)	$2.75	$3.94	$2.78	$4.52
National Balancing Point UK (per MMBtu)	$6.44	—	—	—

Capital expenditures	$759.4	$587.7	$1,791.3	$1,272.7

Production volume by product tons (000s):
Ammonia(4)	1,915	1,711	5,575	5,258
Granular urea	544	565	1,762	1,757
UAN (32%)	1,372	1,379	4,286	4,313
AN	365	251	796	714

(1)             On June 17, 2015, CF Industries common stock split 5 for 1. The per share amounts for all prior periods have been restated to reflect the stock split.

(2)             Includes the cost of natural gas purchased during the period for use in production.

(3)             Includes the realized gains and losses on natural gas derivatives settled during the period. Excludes unrealized mark-to-market gains and losses on natural gas derivatives.

(4)             Gross ammonia production including amounts subsequently upgraded into other products.

CF Industries recognized revenue from the phosphate business as recently as the early part of the second quarter of 2014 due to sales of phosphate inventory that remained in its distribution system after the sale of the phosphate business to The Mosaic Company in the first quarter of 2014.  Because of the sale of the phosphate business, the phosphate segment ceased to have reported results after the second quarter of 2014.  The phosphate segment will continue to be shown only until there are no prior year-to-date results from this segment.

Comparison of 2015 to 2014 Third Quarter periods:

•                  Net sales for the nitrogen product segments increased primarily due to the addition of NPK, AN, and ammonia sales resulting from the GrowHow acquisition as well as increased ammonia sales and growth in the Other segment. This was offset by decreased North American sales volumes in granular urea, UAN and AN as well as lower average selling prices due to a competitive global pricing environment.

•                  EBITDA declined due to a higher cost of sales driven by an unrealized net mark-to-market loss of $125.9 million on natural gas derivatives compared to an unrealized gain of $12.1 million in 2014, transaction costs of $37.4 million, and lower average selling prices for nitrogen products. This was partially offset by lower realized natural gas costs, and a gain of $94.4 million on the re-measurement of the GrowHow investment.

Segment Results

Ammonia Segment

CF Industries’ ammonia segment produces anhydrous ammonia (ammonia), which is the company’s most concentrated nitrogen fertilizer, containing 82 percent nitrogen. The results of the ammonia segment consist of sales of ammonia to external customers. In addition, ammonia is the “basic” nitrogen product that the company upgrades into other nitrogen fertilizers such as urea and UAN solution.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions, except as noted)
Net sales	$260.9	$232.1	$1,147.6	$1,109.3
Cost of sales	206.7	168.6	634.5	693.1
Gross margin	$54.2	$63.5	$513.1	$416.2

Gross margin percentage	20.8%	27.4%	44.7%	37.5%

Sales volume by product tons (000s)	585	444	2,176	2,133
Sales volume by nutrient tons (000s)(1)	480	364	1,785	1,749

Average selling price per product ton	$446	$523	$527	$520
Average selling price per nutrient ton(1)	544	638	643	634

Gross margin per product ton	$93	$143	$236	$195
Gross margin per nutrient ton(1)	113	174	287	238

Depreciation and amortization	$31.4	$16.7	$74.9	$53.5

(1)             Nutrient tons represent the tons of nitrogen within the product tons.

Comparison of 2015 to 2014 Third Quarter periods:

•                  Ammonia sales volume increased in the third quarter of 2015 from the third quarter of 2014 due to the acquisition of GrowHow as well as fewer tons being upgraded to other products, primarily at the company’s Donaldsonville and Yazoo City facilities. Additionally, there were lower production volumes in 2014 resulting from unplanned plant outages. These were partially offset by the reduction of available ammonia because of the turnaround and refurbishment at the Woodward, Oklahoma facility.

•                  Average selling prices decreased in the third quarter of 2015 compared to 2014 primarily due to increased global supply.

•                  Ammonia gross margin and gross margin per ton decreased in 2015 from 2014 due to a higher cost of sales driven by an unrealized net mark-to-market loss on natural gas derivatives and lower average selling prices resulting from increased global supply. This was partially offset by lower realized natural gas costs.

Granular Urea Segment

CF Industries’ granular urea segment produces granular urea, which contains 46 percent nitrogen.  Produced from ammonia and carbon dioxide, it has the highest nitrogen content of any of the company’s solid nitrogen fertilizers.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions, except as noted)
Net sales	$170.7	$199.6	$593.9	$683.4
Cost of sales	131.8	120.7	324.3	378.1
Gross margin	$38.9	$78.9	$269.6	$305.3

Gross margin percentage	22.8%	39.5%	45.4%	44.7%

Sales volume by product tons (000s)	539	558	1,755	1,813
Sales volume by nutrient tons (000s)(1)	248	257	807	834

Average selling price per product ton	$317	$358	$338	$377
Average selling price per nutrient ton(1)	688	777	736	819

Gross margin per product ton	$72	$141	$154	$168
Gross margin per nutrient ton(1)	157	307	334	366

Depreciation and amortization	$10.4	$9.1	$30.7	$27.0

(1)             Nutrient tons represent the tons of nitrogen within the product tons.

Comparison of 2015 to 2014 Third Quarter periods:

•                  Granular urea sales volume decreased as scheduled turnarounds at the Donaldsonville, Louisiana, facility impacted production.

•                  Granular urea average price per ton decreased due to an abundance of global supply.

•                  Gross margin per ton decreased due to a higher cost of sales driven by an unrealized net mark-to-market loss on natural gas derivatives as well as lower average selling prices. These were partially offset by lower realized natural gas costs.

UAN Segment

CF Industries’ UAN segment produces urea ammonium nitrate solution (UAN).  UAN is a liquid fertilizer product with nitrogen content that typically ranges from 28 percent to 32 percent and is produced by combining urea and ammonium nitrate in solution.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions, except as noted)
Net sales	$349.3	$392.9	$1,112.4	$1,249.3
Cost of sales	276.5	257.2	678.3	730.2
Gross margin	$72.8	$135.7	$434.1	$519.1

Gross margin percentage	20.8%	34.5%	39.0%	41.6%

Sales volume by product tons (000s)	1,445	1,518	4,266	4,495
Sales volume by nutrient tons (000s)(1)	458	482	1,347	1,420

Average selling price per product ton	$242	$259	$261	$278
Average selling price per nutrient ton(1)	763	815	826	880

Gross margin per product ton	$50	$89	$102	$115
Gross margin per nutrient ton(1)	159	282	322	366

Depreciation and amortization	$42.9	$41.6	$139.7	$138.2

(1)             Nutrient tons represent the tons of nitrogen within the product tons.

Comparison of 2015 to 2014 Third Quarter periods:

•                  UAN sales volume decreased due to the turnaround and refurbishment at the Woodward, Oklahoma, facility.

•                  UAN average price per ton decreased due to a combination of excess global supply availability as well as a long global urea market putting pressure on other nitrogen prices.

•                  UAN gross margin per ton decreased due to a higher cost of sales driven by an unrealized net mark-to-market loss on natural gas derivatives as well as lower average selling prices resulting from increased global supply.  Additionally, gross margin was negatively impacted by fixed cost absorption from the turnaround and refurbishment of the Woodward, Oklahoma, facility.  These were partially offset by lower realized natural gas costs.

AN Segment

CF Industries’ AN segment produces ammonium nitrate (AN). AN is used as a nitrogen fertilizer, and also is used by industrial customers for commercial explosives and blasting systems. AN is produced at the company’s Yazoo City, Mississippi; Billingham, United Kingdom; and Ince, United Kingdom, complexes.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions, except as noted)
Net sales	$79.5	$54.9	$178.9	$187.0
Cost of sales	96.7	46.0	179.1	140.3
Gross margin	$(17.2)	$8.9	$(0.2)	$46.7

Gross margin percentage	(21.6)%	16.2%	(0.1)%	25.0%

Sales volume by product tons (000s)	347	230	795	714
Sales volume by nutrient tons (000s)(1)	117	79	271	245

Average selling price per product ton	$229	$239	$225	$262
Average selling price per nutrient ton(1)	679	695	660	763

Gross margin per product ton	$(50)	$39	$—	$65
Gross margin per nutrient ton(1)	(147)	113	(1)	191

Depreciation and amortization	$19.1	$13.3	$43.6	$34.1

(1)             Nutrient tons represent the tons of nitrogen within the product tons.

Comparison of 2015 to 2014 Third Quarter periods:

•                  AN segment volume was higher due to the impact of GrowHow sales in 2015. This was offset by lower North American sales volume and average selling prices as a result of weak domestic agricultural demand.

•                  AN segment gross margin decreased primarily due to a higher cost of sales driven by an unrealized net mark-to-market loss on natural gas derivatives. Additionally, the margin on AN sales from GrowHow was constrained due to the write-up of GrowHow’s existing inventory at July 31, 2015 to a value based on then current market prices in connection with the GrowHow acquisition, resulting in a higher cost of sales when that inventory was later sold. These were partially offset by lower realized natural gas costs.

Other Segment

CF Industries’ Other segment includes Diesel Exhaust Fluid (DEF), urea liquor, nitric acid and compound fertilizer products (NPKs).

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions, except as noted)
Net sales	$67.0	$41.9	$159.7	$129.3
Cost of sales	50.7	27.8	109.6	92.5
Gross margin	$16.3	$14.1	$50.1	$36.8

Gross margin percentage	24.3%	33.7%	31.4%	28.5%

Sales volume by product tons (000s)	297	197	744	600
Sales volume by nutrient tons (000s)(1)	56	38	144	117

Average selling price per product ton	$226	$213	$215	$216
Average selling price per nutrient ton(1)	1,196	1,103	1,109	1,105

Gross margin per product ton	$55	$72	$67	$61
Gross margin per nutrient ton(1)	291	371	348	315

Depreciation and amortization	$10.6	$5.0	$25.7	$15.5

(1)             Nutrient tons represent the tons of nitrogen within the product tons.

Comparison of 2015 to 2014 Third Quarter periods:

•                  Other segment volume was higher due to the impact of the GrowHow acquisition as well as an increase in DEF sales into North America.

•                  Other segment average selling price increased due to the GrowHow acquisition.

•                  Other segment cost of sales increased primarily due to an unrealized net mark-to-market loss on natural gas derivatives. This was partially offset by lower realized natural gas costs.

Environmental, Health & Safety Performance

As of September 30, 2015, CF Industries’ 12-month rolling average recordable incidence rate was 0.80 incidents per 200,000 work-hours, the company’s lowest level ever. The most recently available one-year average for the company’s broad set of fertilizer producer peer companies is 2.2 incidents per 200,000 work hours.

“The safety of our employees, contractors and the communities in which we do business is our first thought each day,” said Mr. Will. “These results are evidence of the leadership of our plants and terminals, and their focus on the company’s ‘Do it Right’ safety principles.”

Balance Sheet and Cash Flow Items

As of September 30, 2015, CF Industries had total liquidity of $2.9 billion including its undrawn revolving credit facility. Total long-term debt was $5.6 billion.  Net interest expense was $29.7 million in the third quarter of 2015 compared to $46.2 million in the third quarter of 2014.  The $16.5 million decrease was due primarily to higher amounts of capitalized interest related to the company’s capacity expansion projects.

During the quarter, the company completed a $1.0 billion private placement of senior notes comprising $250 million aggregate principal amount of 4.49 percent senior notes due 2022, $500 million aggregate principal amount of 4.93 percent senior notes due 2025 and $250 million aggregate principal amount of 5.03 percent senior notes due 2027. CF Industries intends to use the net proceeds from the offering of senior notes to fund its capital expenditure programs and for other general corporate purposes.

The company’s revolving credit facility was amended to a $2.0 billion facility, up from the prior $1.5 billion facility, and has a five-year term from September 18, 2015. As of September 30, 2015, $1.995 billion was available and undrawn under the revolving credit facility.

The company entered into a $4.0 billion bridge loan facility with a $1 billion tranche and a $3 billion tranche. The $1 billion tranche was terminated on September 24, 2015 in connection with the completion of the company’s $1 billion debt private placement of senior notes. The remaining tranche provides for up to $3.0 billion in financing to fund certain cash needs associated with the OCI transaction and, in an amount up to $1.3 billion, for general corporate purposes.

Total cash capital expenditures during the quarter were $759.4 million.  Of this, $541.0 million was related to the capacity expansion projects, bringing project announcement-to-date cash expenditures to $3.1 billion. The company also has accrued payables related to the expansion projects of $407.2 million.  Capital expenditures during the third quarter included sustaining items of approximately $174.8 million and capitalized interest of $43.6 million. For the first nine months of the year, the company had total cash capital expenditures of $1.8 billion with $365.8 million for sustaining items and capitalized interest of $112.5 million.

During the third quarter, the company repurchased 358,000 shares for $22.5 million, bringing the company’s shares outstanding down to 233 million shares as of September 30, 2015. For the first nine months of the year, the company has repurchased 8.9 million shares for $527 million. As a result of the share repurchases and high-return investments in production growth, the company’s nitrogen capacity per thousand shares has increased by 173 percent, from approximately 11 tons prior to the 2010 acquisition of Terra Industries to more than 30 tons today.

Dividend Payment

On October 14, 2015, CF Industries’ Board of Directors declared a quarterly dividend of $0.30 per common share. The dividend will be paid on November 30, 2015, to stockholders of record as of November 16, 2015.

Conference Call

CF Industries will hold a conference call to discuss these third quarter and year-to-date results at 9:00 a.m. ET on Thursday, November 5, 2015.  Investors can access the call and find dial-in information on the Investor Relations section of the company’s website at www.cfindustries.com.

About CF Industries Holdings, Inc.

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, through its subsidiaries is a global leader in the manufacturing and distribution of nitrogen products, serving both agricultural and industrial customers. CF Industries operates world-class nitrogen manufacturing complexes in the central United States, Canada and the United Kingdom, and distributes plant nutrients through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in an ammonia facility in The Republic of Trinidad and Tobago. CF Industries routinely posts investor announcements and additional information on the company’s website at www.cfindustries.com and encourages those interested in the company to check there frequently.

Note Regarding Non-GAAP Financial Measures

The company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP).  Management believes that EBITDA, a non-GAAP financial measure, provides additional meaningful information regarding the company’s performance and financial strength.  Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the company’s reported results prepared in accordance with GAAP.  In addition, because not all companies use identical calculations, EBITDA included in this release may not be comparable to similarly titled measures of other companies.  Reconciliations of EBITDA to GAAP are provided in the tables accompanying this release under “CF Industries Holdings, Inc.-Selected Financial Information-Non-GAAP Disclosure Items.”

Safe Harbor Statement

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses and certain other assets (the “Business”) and the proposed strategic venture (the “CHS Strategic Venture”) with CHS Inc. (“CHS”); statements about future strategic plans; and statements about future financial and operating results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned and on budget or at all; risks associated with other expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; an inability to achieve, or a delay in achieving, the expected benefits of the GrowHow transaction as contemplated; difficulties associated with the integration of GrowHow; unanticipated costs or liabilities associated with the GrowHow transaction; and the risk that disruptions from the GrowHow transaction as contemplated will harm relationships with customers, employees and suppliers; potential liabilities and expenditures related to environmental and health and safety laws and regulations; the Company’s potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements from governmental authorities; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with joint ventures; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that the Company, OCI and the new holding company (“New CF”) for the OCI Transaction are unable to obtain governmental and regulatory approvals required for the OCI Transaction, or that required governmental and regulatory approvals delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the businesses of the Company and the Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the Business or the Company, may not be available on a timely basis and on reasonable terms; the risk that the Business is unable to complete its current production capacity development and improvement projects on schedule as planned and on budget or at all; the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the Business are unable to retain and hire key personnel; the effect of future regulatory or legislative actions on New CF, the Company and the Business; the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; unanticipated costs or liabilities associated with the OCI Transaction-related financing; and the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations. Other important factors, relating to the CHS Strategic Venture, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties arising from the possibility that the consummation of the CHS Strategic Venture as contemplated may be delayed or may not occur; difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture as contemplated will harm the Company’s other business relationships. More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission, including CF Industries Holdings, Inc.’s most recent periodic reports filed on Form 10-K and Form 10-Q, which are available in the Investor Relations section of the Company’s web site. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

New CF will file with the SEC a registration statement on Form S-4 that will include the proxy statement of CF Industries and the shareholders circular of OCI that also constitute prospectuses of New CF.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

Participants in the Solicitation

CF Industries and its directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl.

CF INDUSTRIES HOLDINGS, INC.

SELECTED FINANCIAL INFORMATION

RESULTS OF OPERATIONS

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions, except per share amounts)
Net sales	$927.4	$921.4	$3,192.5	$3,526.7
Cost of sales	762.4	620.3	1,925.8	2,192.5
Gross margin	165.0	301.1	1,266.7	1,334.2
Selling, general and administrative expenses	41.6	38.2	119.6	119.4
Transaction costs	37.4	—	37.4	—
Other operating—net	33.1	25.7	73.7	41.5
Total other operating costs and expenses	112.1	63.9	230.7	160.9
Gain on sale of phosphate business	—	—	—	747.1
Equity in earnings of operating affiliates	5.6	9.4	20.0	27.3
Operating earnings	58.5	246.6	1,056.0	1,947.7
Interest expense	30.3	46.4	93.2	137.1
Interest income	(0.6)	(0.2)	(1.2)	(0.7)
Other non-operating—net	4.2	(0.1)	4.7	0.5
Earnings before income taxes and equity in earnings of non-operating affiliates	24.6	200.5	959.3	1,810.8
Income tax provision	20.1	70.5	333.5	640.9
Equity in earnings of non-operating affiliates—net of taxes	92.9	10.6	72.3	15.8
Net earnings	97.4	140.6	698.1	1,185.7
Less: Net earnings attributable to noncontrolling interest	6.5	9.7	24.7	33.7
Net earnings attributable to common stockholders	$90.9	$130.9	$673.4	$1,152.0

Net earnings per share attributable to common stockholders(1):
Basic	$0.39	$0.53	$2.85	$4.45
Diluted	$0.39	$0.52	$2.84	$4.43

Weighted-average common shares outstanding(1):
Basic	233.1	248.4	236.0	259.0
Diluted	234.0	249.3	236.9	259.9

(1)             On June 17, 2015, CF Industries common stock split 5 for 1. The share and per share amounts for all prior periods have been restated to reflect the stock split.

CF INDUSTRIES HOLDINGS, INC.

SELECTED FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	(unaudited)
	September 30, 2015	December 31, 2014
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$943.2	$1,996.6
Restricted cash	25.9	86.1
Accounts receivable—net	251.9	191.5
Inventories	329.8	202.9
Deferred income taxes	67.8	84.0
Prepaid income taxes	111.0	34.8
Other current assets	34.6	18.6
Total current assets	1,764.2	2,614.5
Property, plant and equipment—net	7,939.6	5,525.8
Investments in and advances to affiliates	359.8	861.5
Goodwill	2,407.2	2,092.8
Other assets	399.0	243.6
Total assets	$12,869.8	$11,338.2

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$825.4	$589.9
Income taxes payable	4.2	16.0
Customer advances	381.9	325.4
Other current liabilities	62.1	48.4
Total current liabilities	1,273.6	979.7
Long-term debt	5,592.6	4,592.5
Deferred income taxes	909.5	818.6
Other liabilities	626.6	374.9
Equity:
Stockholders’ equity	4,112.0	4,209.7
Noncontrolling interest	355.5	362.8
Total equity	4,467.5	4,572.5
Total liabilities and equity	$12,869.8	$11,338.2

CF INDUSTRIES HOLDINGS, INC.

SELECTED FINANCIAL INFORMATION

STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions)
Operating Activities:
Net earnings	$97.4	$140.6	$698.1	$1,185.7
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	128.7	95.4	348.0	298.5
Deferred income taxes	(0.6)	14.5	(6.3)	15.6
Stock-based compensation expense	5.2	3.6	13.3	13.6
Excess tax benefit from stock-based compensation	(0.6)	(3.5)	(2.4)	(8.7)
Unrealized loss on derivatives	113.7	6.2	70.5	67.6
Gain on re-measurement of GrowHow investment	(94.4)	—	(94.4)	—
Loss on sale of equity method investments	—	—	42.8	—
Gain on sale of phosphate business	—	—	—	(747.1)
Loss on disposal of property, plant and equipment	4.5	1.5	18.1	2.5
Undistributed earnings of affiliates—net of taxes	14.5	(24.1)	(1.7)	(39.2)
Changes in:
Accounts receivable—net	18.7	109.2	15.0	97.1
Inventories	(63.8)	(50.4)	(71.8)	13.6
Accrued and prepaid income taxes	(99.0)	(92.6)	(68.6)	(70.0)
Accounts payable and accrued expenses	64.8	23.2	31.6	(7.2)
Customer advances	364.6	397.4	56.5	340.2
Other—net	19.0	0.6	22.8	14.7
Net cash provided by operating activities	572.7	621.6	1,071.5	1,176.9
Investing Activities:
Additions to property, plant and equipment	(759.4)	(587.7)	(1,791.3)	(1,272.7)
Proceeds from sale of property, plant and equipment	1.1	4.3	9.1	10.2
Proceeds from sale of equity method investment	—	—	12.8	—
Proceeds from sale of phosphate business	—	—	—	1,353.6
Purchase of GrowHow, net of cash acquired	(553.9)	—	(553.9)	—
Sales and maturities of short-term and auction rate securities	—	5.0	—	5.0
Deposits to restricted cash funds	—	—	—	(505.0)
Withdrawals from restricted cash funds	28.1	499.4	60.2	513.4
Other—net	(13.4)	0.6	(35.8)	17.4
Net cash (used in) provided by investing activities	(1,297.5)	(78.4)	(2,298.9)	121.9
Financing Activities:
Proceeds from long-term borrowings	1,000.0	—	1,000.0	1,494.2
Proceeds from short-term borrowings	367.0	—	367.0	—
Payments of short-term borrowings	(367.0)	—	(367.0)	—
Financing fees	(26.3)	—	(28.3)	(16.0)
Purchases of treasury stock	(33.2)	—	(556.3)	(1,591.2)
Dividends paid on common stock	(69.9)	(74.2)	(212.4)	(181.4)
Distributions to noncontrolling interest	(10.9)	(14.3)	(32.0)	(37.8)
Issuances of common stock under employee stock plans	0.9	2.3	8.3	12.0
Excess tax benefit from stock-based compensation	0.6	3.5	2.4	8.7
Other—net	—	—	—	(43.0)
Net cash provided by (used in) financing activities	861.2	(82.7)	181.7	(354.5)
Effect of exchange rate changes on cash and cash equivalents	(3.1)	(3.4)	(7.7)	(3.9)
Increase (decrease) in cash and cash equivalents	133.3	457.1	(1,053.4)	940.4
Cash and cash equivalents at beginning of period	809.9	2,194.1	1,996.6	1,710.8
Cash and cash equivalents at end of period	$943.2	$2,651.2	$943.2	$2,651.2

CF INDUSTRIES HOLDINGS, INC.

SELECTED FINANCIAL INFORMATION

SEGMENT DATA

Phosphate Segment

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions, except as noted)
Net sales	$—	$—	$—	$168.4
Cost of sales	—	—	—	158.3
Gross margin	$—	$—	$—	$10.1

Gross margin percentage	—%	—%	—%	6.0%

Sales volume by product tons (000s)(1)	—	—	—	487

Average selling price per product ton	$—	$—	$—	$346

Gross margin per product ton	$—	$—	$—	$21

(1) Represents DAP and MAP product sales.

CF INDUSTRIES HOLDINGS, INC.

SELECTED FINANCIAL INFORMATION

NON-GAAP DISCLOSURE ITEMS

Reconciliation of net earnings to EBITDA:

EBITDA is defined as net earnings attributable to common stockholders plus interest expense (income)-net, income taxes, and depreciation and amortization.  Other adjustments include the elimination of loan fee amortization that is included in both interest and amortization, and the portion of depreciation that is included in noncontrolling interest. The company has presented EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the fertilizer industry.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in millions)
Net earnings attributable to common stockholders	$90.9	$130.9	$673.4	$1,152.0
Interest expense (income)—net	29.7	46.2	92.0	136.4
Income taxes(1)	20.1	70.5	322.6	640.9
Depreciation and amortization	128.7	95.4	348.0	298.5
Less: other adjustments	(13.1)	(4.7)	(24.1)	(16.8)

EBITDA	$256.3	$338.3	$1,411.9	$2,211.0

(1)             Includes the tax benefit on loss on sale of non-operating equity method investment for $10.9 million for the nine months ended September 30, 2015.

Notes:

Net earnings and EBITDA for the three months ended September 30, 2015 include a $125.9 million unrealized net mark-to-market loss on natural gas derivatives, $0.2 million loss on foreign currency derivatives, $94.4 million gain on the re-measurement of GrowHow investment, $37.4 million of transaction costs, and $14.9 million of expansion project expenses.

Net earnings and EBITDA for the nine months ended September 30, 2015 include a $78.8 million unrealized net mark-to-market loss on natural gas derivatives, $18.9 million loss on foreign currency derivatives, $42.8 million loss on sale of equity method investments, $94.4 million gain on the re-measurement of GrowHow investment, $37.4 million of transaction costs, and $36.6 million of expansion project expenses.

Net earnings and EBITDA for the three months ended September 30, 2014 include a $12.1 million unrealized net mark-to-market gain on natural gas derivatives, $27.2 million loss on foreign currency derivatives and $6.8 million of expansion project expenses.

Net earnings for the nine months ended September 30, 2014 includes a $461.0 million net of tax gain on the sale of the phosphate business. EBITDA for the nine months ended September 30, 2014 includes a $747.1 million pre-tax gain on sale of the phosphate business.

Net earnings and EBITDA for the nine months ended September 30, 2014 include a $39.1 million unrealized net mark-to-market loss on natural gas derivatives, $27.4 million loss on foreign currency derivatives and $21.9 million of expansion project expenses.

CF INDUSTRIES HOLDINGS, INC.

NATURAL GAS HEDGES

Natural Gas Hedges

During the third quarter of 2015, the company did not enter into additional hedges for the balance of 2015, but added to existing hedges for 2016 and 2017 in addition to initiating hedges for 2018 as detailed in the table below.

Gas Hedging Summary	2015 (Oct. - Dec.)	2016	2017	2018	Total for All Periods Shown
NYMEX Swaps
MMBtu’s Hedged (‘000s)	35,660	248,000	148,200	32,400	464,260
Approximate Percent Hedged of Production Requirements(1)	53%	80%	45%	10%	45%
Weighted Average Price	$2.96	$3.02	$3.28	$3.21	$3.11

Collars(2)
MMBtu’s Hedged (‘000s)	13,400	—	—	—	13,400
Approximate Percent Hedged of Production Requirements(1)	20%	—	—	—	1%
Weighted Average Price(3)	$2.38	—	—	—	$2.38

Weighted Average (NYMEX Swaps and Collars)
MMBtu’s Hedged (‘000s)	49,060	248,000	148,200	32,400	477,660
Approximate Percent Hedged of Production Requirements(1)	74%	80%	45%	10%	46%
Weighted Average Price	$2.80	$3.02	$3.28	$3.21	$3.09

(1)         Approximate percentage hedged of production requirements estimated as of October 29, 2015 (subject to change) does not include natural hedges associated with the company’s product supply agreements.

(2)         Collars with a floor price of $2.30/MMBtu and a ceiling price of $3.20/MMBtu.

(3)         Natural gas collar weighted average price is based on the settlement price of $2.563/MMBtu and $2.033/MMBtu for October and November 2015, respectively, and a NYMEX future price of $2.257/MMBtu for December 2015, as of October 29, 2015.